EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(Dollars in thousands, except per share data)
	(unaudited)
Net Income	$921	$760	$2,610	$2,217

Weighted Average Shares Outstanding	2,748,336	2,558,642	2,755,340	2,116,626

Basic Earnings Per Share	$0.34	$0.30	$0.95	$1.05

Net Income	$921	$760	$2,610	$2,217

Weighted Average Shares Outstanding	2,748,336	2,558,642	2,755,340	2,116,626
Net Effect of Dilutive Stock Options	16,021	33,544	15,372	37,502

Weighted Average Diluted Shares Outstanding	2,764,357	2,592,186	2,770,712	2,154,128

Diluted Earnings Per Share	$0.33	$0.29	$0.94	$1.03